Mail Stop 6010

September 27, 2007

VIA U.S. MAIL AND FAX (651) 697-4200

Mr. Bruce Ficks
Chief Financial Officer
Micro Component Technology, Inc.
2340 West County Road C
St. Paul, Minnesota 55113-2528

> **Re:** **Micro Component Technology, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed April 2, 2007**
> **Form 10-Q for the quarter ended June 30, 2007**
> **Filed August 14, 2007**
> **File No. 000-22384**

Dear Mr. Ficks:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Consolidated Statements of Changes in Stockholders' Deficit, page F-6

1. We note that you credited "discounts on long-term debt" to additional paid-in capital. Please explain to us the nature of the discounts on long-term debt and how you valued and accounted for them. Please cite the accounting literature that supports your accounting treatment for debt discounts. Revise your future filings to disclose the significant information presented in your response to our comment.

Note 5. Long-Term Debt, page F-15

2. We note that you have modified your 10% Senior Subordinated Convertible Notes. Please respond to the following:

    *   We note from your cash flow statement that you paid interest payments with stock in 2006, 2005 and 2004. Please explain to us and revise future filings to disclose how you valued and accounted for the payments with stock and cite the accounting literature to support the treatment.

    *   We note that in 2007, 2006 and 2005 you restructured your financings with Laurus in various ways. Please explain to us how you accounted for each significant debt restructuring transaction during the periods referenced above and cite the accounting literature that supports your accounting treatment therefore. Also, please specifically address the impact of SFAS 15 on your financial statements as a result of the referenced restructuring transactions. Finally, revise future filings to disclose the significant information included in your response.

3. We note that you have debt arrangements with Laurus Master Fund, Ltd and issued stock options to purchase 2,556,651, 2,500,000 and 5,000,000 shares at $0.01 in 2005, 2006 and 2007, respectively. Please explain to us and revise future filings to disclose how you accounted for and valued each of these transactions. Please cite the accounting literature that supports your accounting treatment.

4. We see from disclosures herein and in your prior filings that you have a Registration Rights Agreement which requires you to file a registration statement (covering the common stock for which your stock options are exercisable) within a certain period of time defined in the agreement and you must maintain effectiveness of the registration statement. We also noted you will incur liquidated damages if you do not maintain effectiveness of any required registration statement. Tell us how you have accounted for the provisions of all your outstanding registration rights agreements. Your response should address the impact of EITF 00-19 and EITF 05-04 on the required accounting for your registration rights.   Also, please

discuss and revise future filings to disclose the impact of FSP EITF 00-19-2 on your financial statements.

5. Please roll-forward/reconcile changes in your long-term debt from December 31, 2005 to December 31, 2006 and explain/support the reconciling items using information in this Note or elsewhere in the filing.

Form 10-Q for quarter ended June 30, 2007

Consolidated Statements of Operations, page 4

6. We note that you presented "Amortization of Warrant Discounts and other, net" on your consolidated statements of operations herein as well as on your consolidated statements of operations in the Form 8-K filed on August 13, 2007. Please explain to us the nature of this item, how you accounted for and valued it and why you think that classification of this item as non-operating expense is appropriate. Please cite the accounting literature that supports your conclusions. Finally, please tell us how this item is presented in your cash flow statement.

Note 3. Balance Sheet Information, page 7

7. We see that you made a reduction in inventory reserve of $290,000. Please explain to us and revise future filings to disclose the nature of this reduction. Also, please revise Management's Discussion and Analysis in future filings to discuss the actual and expected impact of any inventory reserves on your current and future results of operations, capital resources and liquidity. Also, if provisions are netted against inventory reserves, confirm that impaired inventory items have been written down to a new cost basis. The use of a reserve could indicate that such items may subsequently be written back up.   Refer to SAB 100.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Bruce Ficks
Micro Component Technology, Inc.
September 27, 2007
Page 4

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant